SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of January, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

                                 INDIVIDUAL FORM
        Negotiation of Administrators and Related Persons - Article 11 -
                            CVM Instruction 358/2002

December  2002
( x ) only the  following  transactions  with  securities  and  derivatives,  in accordance with article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives,  in accordance with article
11 of CVM  Instruction  358/2002  were carried out, and I possess the  following positions of securities and derivatives:

(1)  In the  filling  in of the form,  please  exclude  the  lines  which do not contain any information.  In the event there is no acquisition/modification of  positions  to  any  of  the  persons  mentioned  in  article  11 of CVM
     Instruction 358/2002, please send a statement informing it.

(2)  Issuance/series, convertible, simple, terms, guarantees, type/class, etc.

(3)  Quantity times price.

Donated  shares on Dec 23, 2002 due to a internal  award of Unibanco,  so-called
Walther Moreira Salles.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 14, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Executive Officer

By:	/S/ Fernando Barreira Sotelino
Fernando Barreira Sotelino Director and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.